Exhibit 99.1

LATAM EXPECTS TO REACH 81% OF OPERATIONS IN SEPTEMBER AND AIMS
TO END THE YEAR ABOVE 85%

Santiago (Chile), Sept. 12, 2022 - LATAM group projects passenger operations of 81% for September (measured in available seat kilometers - ASK) compared to the same period in 2019 (in a pre-pandemic scenario), and projects to exceed 85% in terms of consolidated operational recovery for the close of 2022.

LATAM expects to operate approximately 1,290 daily domestic and international flights during September, connecting 142 destinations in 22 countries, and the group’s cargo business has scheduled more than 1,270 flights. These projections are subject to the evolution of the pandemic in the countries where the group operates.

In August 2022, passenger traffic (measured in revenue passenger-kilometers - RPK) was 80.9% compared to the same period in 2019, based on an operation measured in ASK (available seat-kilometers) of 81.8% compared to August 2019. As a result, the load factor decreased 0.9 percentage points, reaching 83.0%.

The load factor of cargo operations was 55.8%, which corresponds to an increase of 1.3 percentage points compared to August 2019.

LATAM Group Operational Estimate – September 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brasil	●	89% projected operation (versus September 2019). August 2022 projection reference: 89%
○ 103% domestic and 72% international
	●	Total September destinations: 54 domestic and 20 international.

Chile	●	70% projected operation (versus September 2019). August 2022 projection reference: 69%
○ 74% domestic and 68% international
	●	Total September destinations: 16 domestic and 25 international.

Colombia	●	115% projected operation (versus September 2019). August 2022 projection reference: 109%
○ 138% domestic and 88% international
	●	Total September destinations: 17 domestic and 5 international.

Ecuador	●	55% projected operation (versus September 2019). August 2022 projection reference: 51%
○ 132% domestic and 31% international
	●	Total September destinations: 8 domestic and 3 international.

Perú	●	79% projected operation (versus September 2019). August 2022 projection reference: 78%
○ 91% domestic and 74% international
	●	Total september destinations: 19 domestic and 26 international.

Carga	●	96% projected operation (versus September 2019). August 2022 projection reference: 100%
○ 68% domestic belly and 79% international belly*
○ 153% dedicated freighter

*  Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVETSOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

Operational Estimate by Segment vs. 2019 – September 2022

(Measured in ASK)

Domestic Spanish-speaking countries	81%
Domestic Brazil	103%
International	68%
Consolidated Total	81%

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

August 2022 Traffic Report

LATAM AIRLINES	August			August		Year to date			Year to date
OPERATIONS	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,499	4,690	81.2%	10,503	-19.1%	58,308	25,455	129.1%	82,641	-29.4%
DOMESTIC SSC (1)	1,591	1,334	19.2%	1,888	-15.7%	12,509	7,207	73.6%	14,536	-13.9%
DOMESTIC BRAZIL (2)	3,102	2,168	43.1%	2,838	9.3%	20,663	12,568	64.4%	20,817	-0.7%
INTERNATIONAL (3)	3,806	1,188	220.5%	5,778	-34.1%	25,135	5,680	342.5%	47,288	-46.8%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	10,240	6,224	64.5%	12,525	-18.2%	71,954	36,643	96.4%	98,531	-27.0%
DOMESTIC SSC (1)	1,948	1,659	17.4%	2,301	-15.4%	15,496	9,885	56.8%	17,725	-12.6%
DOMESTIC BRAZIL (2)	3,754	2,680	40.1%	3,473	8.1%	26,115	16,341	59.8%	25,573	2.1%
INTERNATIONAL (3)	4,538	1,886	140.6%	6,750	-32.8%	30,343	10,417	191.3%	55,233	-45.1%

PASSENGER LOAD FACTOR
SYSTEM	83.0%	75.3%	7.7pp	83.9%	-0.9pp	81.0%	69.5%	11.6pp	83.9%	-2.8pp
DOMESTIC SSC (1)	81.7%	80.4%	1.2pp	82.0%	-0.4pp	80.7%	72.9%	7.8pp	82.0%	-1.3pp
DOMESTIC BRAZIL (2)	82.6%	80.9%	1.7pp	81.7%	0.9pp	79.1%	76.9%	2.2pp	81.4%	-2.3pp
INTERNATIONAL (3)	83.9%	63.0%	20.9pp	85.6%	-1.7pp	82.8%	54.5%	28.3pp	85.6%	-2.8pp

PASSENGER BOARDED (thousand)
SYSTEM	5,723	3,821	49.8%	6,376	-10.2%	39,768	21,221	87.4%	48,125	-17.4%
DOMESTIC SSC (1)	2,191	1,768	24.0%	2,358	-7.1%	16,600	9,431	76.0%	17,309	-4.1%
DOMESTIC BRAZIL (2)	2,730	1,818	50.2%	2,660	2.6%	18,023	10,517	71.4%	19,624	-8.2%
INTERNATIONAL (3)	802	236	240.1%	1,358	-40.9%	5,144	1,272	304.4%	11,191	-54.0%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	304	240	26.7%	283	7.5%	2,287	1,959	16.7%	2,321	-1.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	545	388	40.5%	519	5.0%	3,981	2,993	33.0%	4,192	-5.0%

CARGO LOAD FACTOR
SYSTEM	55.8%	61.9%	-6.1pp	54.5%	1.3pp	57.5%	65.4%	-8.0pp	55.4%	2.1pp

Nota: Note: While Argentina’s domestic operations are considered in the 2019 operational statistics above, LATAM announced the indefinite cessation of its domestic passenger and cargo operations in Argentina on June 17, 2020.

INVETSOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 16 freighters, wich will gradually reach a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVETSOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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